NO ACT

PE
1-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




11005769

February 16, 2011

Megan M. Pavich
Senior Attorney
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2011

Re: The Allstate Corporation
Incoming letter dated January 7, 2011

Dear Ms. Pavich:

This is in response to your letters dated January 7, 2011 and January 18, 2011 concerning the shareholder proposal submitted to Allstate by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 16, 2011, January 18, 2011, and February 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated January 7, 2011

The proposal relates to acting by written consent.

We are unable to concur in your view that Allstate may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that Allstate raises valid concerns regarding whether the letter documenting the proponent's ownership is "from the 'record' holder" of the proponent's securities, as required by rule 14a-8(b)(2)(i). However, we also note that the person whose signature appears on the letter has represented in a letter dated January 21, 2011 that the letter was prepared under his supervision and that he reviewed it and confirmed it was accurate before authorizing its use. In view of these representations, we are unable to conclude that Allstate has met its burden of establishing that the letter is not from the record holder of the proponent's securities. Accordingly, we do not believe that Allstate may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 3, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Allstate Corporation (ALL)
Written Consent
Kenneth Steiner, $60,000 Shareholder, One Decade of Stock Ownership

Ladies and Gentlemen:

This further responds to the January 7, 2011 company request (supplemented) to avoid this established rule 14a-8 proposal.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent who owns $60,000 of company stock has been a shareholder for more than a decade: A broker in the process of transferring his accounts to another broker after nearly two decades in business.

The broker was a reliable source of broker letters for many years. This may explain why the company apparently gave the 2011 broker letter only a quick glace when it was received.

The proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades. However the broker is an independent businessman and he made his own decision.

Mr. Steiner continues to own the required stock and will receive a ballot for the 2011 annual meeting. Mr. Steiner has a powerful incentive to continue to own the same stock that he has owned more than a decade because he will not be able to submit a rule 14a-8 proposal for 2012 unless he does.

The company implicitly claims that it can take advantage of this situation beyond the control of the proponent and furthermore not even follow proper procedure in doing so.

The company does not explain how its brief words in its October 12, 2010 one-page letter covered the 884-words on the two attached pages extracted from rule 14a-8 that address eligibility. The company is therefore in violation of rule 14a-8 and was furthermore not up-front in attempting to address this key issue in its initial no action request letter.

The company is in violation of rule 14a-8 if the company wishes to avoid this proposal on a procedural issue. The company failed to *properly* notify the proponent of any procedural issue within the 14-days of the submittal of this proposal. The one-page October 12, 2010 company letter acknowledged the receipt of the rule 14a-8 proposal but failed to attach a copy of rule 14a-8.

The one-page company broker letter request of October 12, 2010 was not in compliance because it failed to include a copy of rule 14a-8. The company no action request also provided no evidence that the company "attach[ed] a copy of rule 14a-8(b) to the notice" as required by Staff Legal Bulletin No. 14B when a company uses a perfunctory letter.

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership? ...

We have expressed the view consistently that **a company does not meet its obligation to provide appropriate notice** of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) **but does not either:**

address the specific requirements of that rule in the notice; or

attach a copy of rule 14a-8(b) to the notice.

The company does not explain how its brief words in its October 12, 2010 one-page letter covered the 884-words on the two previously attached pages extracted from rule 14a-8 that address eligibility. The company is thus in violation of rule 14a-8 and was furthermore not up-front in attempting to address this key issue in its initial no action request letter.

The broker letter for Mr. Steiner's $60,000 of company stock was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for this company and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Megan Pavich <Megan.Pavich@allstate.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Allstate Corporation (ALL)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 7, 2011 company request (supplemented) to avoid this rule 14a-8 proposal for improved governance.

The company does not explain how its brief words in its October 12, 2010 one-page letter covered the 884-words on the two attached pages extracted from rule 14a-8 that address eligibility. The company is therefore in violation of rule 14a-8 and was furthermore not up-front in attempting to address this key issue in its initial no action request letter.

The company is in violation of rule 14a-8 if the company wishes to avoid this proposal on a procedural issue. The company failed to *properly* notify the proponent of any procedural issue within the 14-days of the submittal of this proposal. The one-page October 12, 2010 company letter acknowledged the receipt of the rule 14a-8 proposal but failed to attach a copy of rule 14a-8.

The one-page company broker letter request of October 12, 2010 was not in compliance because it failed to include a copy of rule 14a-8. The company no action request also provided no evidence that the company "attach[ed] a copy of rule 14a-8(b) to the notice" as required by Staff Legal Bulletin No. 14B when a company uses a perfunctory letter.

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership? ...

We have expressed the view consistently that **a company does not meet its obligation to provide appropriate notice** of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) **but does not either:**

address the specific requirements of that rule in the notice; or

attach a copy of rule 14a-8(b) to the notice.

The company does not explain how its brief words in its October 12, 2010 one-page letter covered the 884-words on the two attached pages extracted from rule 14a-8 that address eligibility. The company is thus in violation of rule 14a-8 and was furthermore not up-front in attempting to address this key issue in its initial no action request letter.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Megan Pavich <Megan.Pavich@allstate.com>

Eligibility text extracted from rule 14a-8:

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company must file six paper copies of the following:

The proposal;

An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

PERFUNCTORY LETTER



Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

October 12, 2010

VIA ELECTRONIC MAIL *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received a letter from Mr. Kenneth Steiner dated September 28, 2010, on October 7, 2010, containing a proposal requesting that the "board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

We are requesting information regarding the following:

Eligibility

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Our records do not indicate that Mr. Steiner is a registered holder of Allstate common stock. SEC Rule 14a-8(b)(2)(i) requires that Mr. Steiner provide a written statement from the record holder of the shares verifying that as of October 7, 2010, he has continuously held the requisite amount of securities for a period of at least one year. Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter.

Please direct responses to my attention. If you should have any questions, my contact information is indicated below.

Regards,

Megan M. Pavich

Megan M. Pavich

Cc: Mr. Kenneth Steiner (via FedEx)

Allstate Insurance Company
2775 Sanders Road, Suite A3, Northbrook, IL 60062 847-402-7996 Megan.Pavich@allstate.com

[ALL: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 67%-support to a 2010 shareholder proposal on this same topic. The Council of Institutional Investors <www.cii.org>, whose members have investments of $3 trillion, recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.



Megan Pavich
Senior Attorney
Securities and Corporate
Governance

January 18, 2011

BY E-MAIL (shareholderproposals@sec.gov) AND NEXT BUSINESS DAY DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: No-Action request of The Allstate Corporation filed January 7, 2011

Ladies and Gentlemen:

I write to respond to Mr. Chevedden's letter dated January 16, 2011, which was filed in response to the no-action request of The Allstate Corporation (the "Corporation"), dated January 7, 2011.

In his response, Mr. Chevedden claims that the deficiency letter sent by the Corporation was "not in compliance [with Rule 14a-8] because it failed to include a copy of rule 14a-8." Here, Mr. Chevedden is incorrect; companies are not required to provide a copy of Rule 14a-8 with deficiency letters. *See* Staff Legal Bulletin 14 (July 13, 2001), Section G.3. (stating that companies "should consider" providing a copy of Rule 14a-8 with a deficiency letter, but that a copy is "not required"); Staff Legal Bulletin No. 14B (September 15, 2004), Section C.1. (stating that companies have the option of either including a copy of Rule 14a-8 or addressing the requirements of 14a-8 in the letter). In fact, Mr. Chevedden's response includes the relevant portion of Staff Legal Bulletin No. 14B, Section C.1., and places additional emphasis on one of the two options presented to companies to "attach a copy of rule 14a-8 to the notice." However, Mr. Chevedden completely ignores the other option to "address the specific requirements of the rule in the notice."

As evident from the deficiency letter sent by the Corporation, attached to the January 7, 2011, filing as Exhibit A-2 and attached hereto for your convenience, the requirements of Rule 14a-8 with regard to proof of eligibility were addressed and summarized for Mr. Chevedden. The deficiency letter sent by the Corporation was provided to Mr. Chevedden within 14 days of our receipt of his proposal, summarized the deficiency, and provided the requirements of Rule 14a-8. The deficiency letter was in compliance with Rule 14a-8.

In his response, Mr. Chevedden does not address in any way the very serious issues discussed in the Corporation's no-action request. The Corporation's no-action request very clearly described the inadequacy of the DJF letter submitted by Mr. Chevedden as proof of Mr. Steiner's eligibility to submit a stockholder proposal. The no-action request also included a report from a certified forensic handwriting and document examiner establishing that ownership information in the DJF letter was written by Mr. Chevedden. Based on the serious issues discussed in the Corporation's no-action request, which Mr. Chevedden has not addressed, we urge the Staff to uphold the sanctity of Rule 14a-8 and to consider the inappropriateness of Mr. Chevedden's efforts to submit insufficient and invalid proof of ownership in support of a stockholder proposal. We respectfully reiterate the request that our original no-action request be granted.

Allstate Insurance Company
2775 Sanders Road, Suite A3, Northbrook, IL 60062 847-402-7996 Megan.Pavich@allstate.com

Please feel free to contact me with any questions or if you would like any additional information regarding our no-action request.

Regards,



Megan M. Pavich

cc: Jennifer M. Hager
John Chevedden (via e-mail and next business day delivery)
Kenneth Steiner (via next business day delivery)

Pavich, Megan (Law)

From: Pavich, Megan (Law)
Sent: Tuesday, October 12, 2010 12:01 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Kenneth Steiner 14a-8 Proposal to The Allstate Corporation

Dear Mr. Chevedden:
Please see the attached correspondence regarding Mr. Kenneth Steiner's 14a-8 proposal made to The Allstate Corporation.



101210 letter re eligibility.p...

Megan Pavich
Senior Attorney
Securities and Corporate Governance

Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062

Phone 847-402-7996
Fax 847-326-7524
Megan.Pavich@allstate.com



Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

October 12, 2010

VIA ELECTRONIC MAIL to *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received a letter from Mr. Kenneth Steiner dated September 28, 2010, on October 7, 2010, containing a proposal requesting that the "board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

We are requesting information regarding the following:

Eligibility

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Our records do not indicate that Mr. Steiner is a registered holder of Allstate common stock. SEC Rule 14a-8(b)(2)(i) requires that Mr. Steiner provide a written statement from the record holder of the shares verifying that as of October 7, 2010, he has continuously held the requisite amount of securities for a period of at least one year. Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter.

Please direct responses to my attention. If you should have any questions, my contact information is indicated below.

Regards,

Megan M. Pavich

Cc: Mr. Kenneth Steiner (via FedEx)

Allstate Insurance Company
2775 Sanders Road, Suite A3, Northbrook, IL 60062 847-402-7996 Megan.Pavich@allstate.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 16, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Allstate Corporation (ALL)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 7, 2011 company request to avoid this rule 14a-8 proposal.

The company is well aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to *properly* notify the proponent of any procedural issue within the 14-days of the submittal of this proposal. The one-page October 12, 2010 company letter acknowledged the receipt of the rule 14a-8 proposal but failed to attach a copy of rule 14a-8.

The one-page company broker letter request of October 12, 2010 was thus not in compliance because it failed to include a copy of rule 14a-8. The company no action request also provided no evidence that the company "attach[ed] a copy of rule 14a-8(b) to the notice" as required by Staff Legal Bulletin No. 14B.

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership? ...

We have expressed the view consistently that **a company does not meet its obligation to provide appropriate notice** of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) **but does not** either:

address the specific requirements of that rule in the notice; or

attach a copy of rule 14a-8(b) to the notice.

The company is well aware that it is thus in violation of rule 14a-8 and completely avoided this key issue in its no action request.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Megan Pavich <Megan.Pavich@allstate.com>

[ALL: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 67%-support to a 2010 shareholder proposal on this same topic. The Council of Institutional Investors <www.cii.org>, whose members have investments of $3 trillion, recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.



Megan Pavich
Senior Attorney
Securities and Corporate
Governance

January 07, 2011

Rule 14a-8

<u>BY E-MAIL (shareholderproposals@sec.gov) AND NEXT BUSINESS DAY DELIVERY</u>

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Allstate Corporation, a Delaware corporation (the "Corporation"), requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein.

GENERAL

The Corporation received, on October 7, 2010, a proposal and supporting statement dated September 28, 2010, (the "Proposal"), from Kenneth Steiner (the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Proponent did not include with the October 7, 2010, submission any proof of the Proponent's share ownership as required by Rule 14a-8(b). The Proponent did not appear on the records of the Corporation as a shareholder of record, and the Corporation was unable to verify in its records the Proponent's eligibility. The Corporation then sent to Mr. Chevedden, the Proponent's proxy, a letter dated October 12, 2010, within the 14-day period required by Rule 14a-8(f)(1), to advise Mr. Chevedden of this procedural deficiency. Mr. Chevedden, by email and fax on October 15, 2010, sent to the Corporation a letter purportedly from DJF Discount Brokers. The Proposal, as well as related correspondence with the Proponent, is attached hereto as <u>**Exhibit A**</u>. The 2011 Annual Meeting is scheduled to be held on or about May 17, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

SUMMARY OF PROPOSAL
The resolution contained in the Proposal reads as follows:

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

The supporting statement included in the Proposal is set forth in Exhibit A.

BASIS FOR EXCLUSION

The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Provide Sufficient Documentary Support From the Record Holder

Rule 14a-8(f)(1) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that meets the eligibility requirements of Rule 14a-8(b). Rule 14a-8(b)(2), in turn, provides that if a shareholder is not a registered holder and/or the shareholder does not have a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with respect to the company on file with the Commission, the shareholder must prove ownership of the company's securities by "submit[ing] to the company a written statement from the 'record' holder . . . verifying" ownership of the securities. The Staff has clarified this requirement by stating that "a shareholder must submit *an affirmative written statement* from the record holder of his or her securities that *specifically verifies* that the shareholder owned the securities." SLB 14, Section C.1.c.2. (emphasis added).

For the reasons set forth below, the Corporation believes that, for purposes of Rule 14a-8(b), the letter submitted by Mr. Chevedden, purportedly from DJF Discount Brokers (the "DJF Letter"), does not constitute an affirmative written statement from the record holder of the Corporation's shares that specifically verifies that Mr. Steiner owns shares of the Corporation.

Mr. Chevedden appears to have personally inserted the Corporation Specific Ownership Information into the DJF Letter

A careful review of the DJF Letter shows that information specific to the shareholder's ownership of the Corporation's securities (the name of the Corporation, the number of shares allegedly beneficially owned, and the date since which the shares allegedly have been held, hereinafter referred to as the "Corporation Specific Ownership Information") is written in a very different hand than that used to provide the information evidencing Mr. Steiner's account with DJF (specifically, Mr. Steiner's name and account number, as well as the date of the DJF Letter, hereinafter referred to as the "Steiner Specific Information"). As evidenced by the report of Arthur T. Anthony, certified forensic handwriting and document examiner, (the "Handwriting Report") attached hereto as **Exhibit B**, the Corporation Specific Ownership Information in the DJF Letter is in Mr. Chevedden's handwriting. The Handwriting Report further details that the Steiner Specific Information in the DJF Letter is in the same handwriting that appears in DJF Discount Broker letters submitted to other companies in the past. Even the untrained eye can see that the words "Allstate Corp." in the DJF Letter match the handwriting on four envelopes addressed by Mr. Chevedden and received by the Corporation in 2003 and 2004 and a letter received in 2002, copies of which are attached hereto as **Exhibit C**.

Further supporting the contention that the Company Specific Ownership Information was provided by Mr. Chevedden is the presence of the company ticker in parentheses following the company name. Mr. Chevedden utilizes the company ticker in his communications with companies; he places the ticker in the subject line of emails, at the top of each proposal submitted, and in the address line of letters to companies. This is evident not only in communications with the Corporation, including those attached hereto as Exhibit A, but in communications filed with the Staff. DJF Discount Broker letters from 2010 on file with the Staff in connection with other company no-action requests have not included the ticker following the company name.[1] Moreover, the DJF Letter was faxed from Mr. Chevedden's fax number, the same fax number that he has utilized in communicating with the Corporation since at least 2002. This strongly suggests that Mr. Chevedden inscribed the Corporation Specific Ownership Information on a photocopy of a letter on DJF letterhead containing the Steiner Specific Information without involvement from DJF Discount Brokers. *Accordingly, the ownership-specific information contained in the DJF Letter was provided by Mr. Chevedden, not by DJF, the purported record holder of the Corporation's securities, as required by Rule 14a-8(b)(2).*

As such, the DFJ Letter is not a sufficient statement *from the record holder* verifying Mr. Steiner's ownership of the Corporation's securities. The fact that Mr. Chevedden inserted the Corporation Specific Ownership Information into the DJF Letter completely undermines its validity and strongly suggests that it represents nothing more than Mr. Chevedden's personal and unsupported assertions of Mr. Steiner's ownership of the Corporation's securities without verification by DJF Discount Brokers, the purported record holder. Rule 14a-8(b)(2)(i), outlining the proof of ownership requirement when the proponent is not the record holder, could not be clearer: the proponent must "submit to the company a written statement from the 'record' holder of [the proponent's] securities . . . verifying" ownership. The written statement—the DJF Letter—provided by the Proponent falls far short of this requirement and should not be accepted as an affirmative written statement specifically verifying Mr. Steiner's ownership of shares, as has been contemplated by the Staff for at least the past decade. *See* SLB 14, Section C.1.c.2.

The DJF Letter appears to be a pre-filled form letter

As stated above, the facts demonstrate that the Corporation Specific Ownership Information was provided by Mr. Chevedden before sending the letter to the Corporation. Additionally, Mr. Chevedden provided very similar letters, all dated October 12, 2010, and all purporting to be from DJF Discount Brokers, to eight other companies. **Exhibit D** contains letters purportedly from DJF provided to Abbott Laboratories, Alcoa Inc., American Express Company, Bristol-Myers Squibb Company, Citigroup Corp., Fortune Brands, Inc., Motorola, Inc.,

[1] Letters from DJF furnished as proof of ownership in connection with Rule 14a-8 shareholder proposals submitted during the 2010 proxy season do not exhibit the same evidence of completion by different hands nor do they contain the company ticker after the corporate name. *See The Hain Celestial Group, Inc.* (publicly available September 16, 2010); *News Corporation* (publicly available July 27, 2010); *Del Monte Foods Company* (publicly available June 3, 2010); *Symantec Corporation* (publicly available June 3, 2010); *Staples, Inc.* (publicly available April 2, 2010); *King Pharmaceuticals, Inc.* (publicly available March 17, 2010); *International Paper Company* (publicly available March 11, 2010); *Intel Corp.* (publicly available March 8, 2010); *Liz Claiborne, Inc.* (publicly available February 25, 2010); *Merck & Co., Inc.* (proposal from William Steiner, publicly available February 19, 2010); *NYSE Euronext* (publicly available February 16, 2010); *Merck & Co., Inc.* (publicly available January 29, 2010); *Time Warner Inc.* (publicly available January 29, 2010); *Textron Inc.* (publicly available January 21, 2010); *Honeywell International Inc.* (publicly available January 19, 2010); *CVS Caremark Corporation* (publicly available January 5, 2010).

and Verizon Communications Inc. ("the October 12th Letters").[2] Upon comparison of these letters, all of them contain the following similarities:

- The date October 12, 2010, is written identically in each letter.
- The second handwritten instance of Mr. Steiner's name in each letter contains a final "r" that extends over the next word "is."
- A similar sequence of black marks appears above the "Sincerely" signatory line.
- Each contains the company ticker in parentheses after the company name. As mentioned above, this is unique to the DFJ Letter and the October 12th Letters.
- The scratch off of "Corp" and insertion of "LLC" appears identical.
- Each was faxed to the respective company on October 15, 2010.

As with the DJF Letter, the letters in Exhibit D show one hand was used to complete the name "Kenneth Steiner" and Mr. Steiner's account number and the date, while another hand was used to complete the name of the company, the number of shares allegedly beneficially owned, and the date since which the shares allegedly have been held. The only differences on the October 12th Letters is the ownership information that is specific to each company, which appears to have been inserted by Mr. Chevedden, as detailed above and as supported by the conclusions contained in the Handwriting Report. The Corporation surmises that Mr. Chevedden used a photocopy of a single executed letter on DJF Discount Brokers letterhead that contained the name "Kenneth Steiner" and Mr. Steiner's account number and the date, and that Mr. Chevedden then simply modified it for use at each of the eight companies by inserting the name of the company, the number of shares allegedly beneficially owned, and the date since which the shares allegedly have been held. There is no affirmative evidence to suggest that DJF Discount Brokers was actually involved in the preparation of the DJF Letter or the October 12th Letters or that it verified any of the ownership information provided in the letters by Mr. Chevedden.

Because Mr. Steiner is not a record holder of shares of the Corporation, the Corporation has no way of verifying that Mr. Steiner is entitled to submit a proposal pursuant to Rule 14a-8. The presence of two different hands in the completion of the DJF Letter and the "form" nature of the letter provides the Corporation no assurance that the DJF Letter accurately verifies, based on DJF's books and records, Mr. Steiner's continuous ownership of shares of the Corporation for at least one year, as required by Rule 14a-8(b)(1). In truth, it provides no assurance that Mr. Steiner owns any shares of the Corporation. The DJF Letter, as fully completed, may or may not have been verified by DJF Discount Brokers prior to its submission to the Corporation, but the likelihood, established by the Handwriting Report, that Mr. Chevedden inserted the Corporation Specific Ownership Information, coupled with the peculiar patterns and inconsistencies identified above, make it impossible for the Corporation to determine whether such verification was undertaken. Before a shareholder proposal is included in a company's proxy materials, Rule 14a-8(b)(2)(i) requires, and *companies are entitled to*, a higher standard of documentary evidence than a "fill-in-the-blank" form letter that on its face does not provide unambiguous verification by DJF Discount

[2] *See Alcoa Inc.*(publicly available December 9, 2010); *Abbott Laboratories* (publicly available December 17, 2010); *American Express Company* (publicly available December 17, 2010); *Bristol-Myers Squibb Company* (publicly available December 30, 2010); *Fortune Brands* (publicly available December 16, 2010); *Motorola, Inc.* (publicly available December 10, 2010); and Verizon Communications Inc. letter attached as part of *American Express Company* (publicly available December 17, 2010).

Brokers or the record holder. As the Staff has stated, in "the event that the shareholder is not the registered holder, *the shareholder is responsible for proving his or her eligibility to submit a proposal to the company.*" SLB 14, Section C.1.c. (emphasis added).[3]

On numerous occasions the Staff has permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Union Pacific Corp.* (publicly available January 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by [R]ule 14a-8(b)"); *Time Warner Inc.* (publicly available February 19, 2009); *Alcoa Inc.* (publicly available February 18, 2009); *Qwest Communications International, Inc.* (publicly available February 28, 2008); *Occidental Petroleum Corp.* (publicly available November 21, 2007); *General Motors Corp.* (publicly available April 5, 2007); *Yahoo! Inc.* (publicly available March 29, 2007); *CSK Auto Corp.* (publicly available January 29, 2007); *Motorola, Inc.* (publicly available January 10, 2005); *Johnson & Johnson* (publicly available January 3, 2005); *Agilent Technologies* (publicly available November 19, 2004); *Intel Corp.* (publicly available January 29, 2004); *Moody's Corp.* (publicly available March 7, 2002).

The Corporation's position is consistent with the Staff's decision to accept a written statement from an introducing broker-dealer as a statement from the record holder of the securities for purposes of Rule 14a-8(b)(2)(i). *See The Hain Celestial Group, Inc.* (publicly available October 1, 2008).[4] In *Hain Celestial,* the Staff made a point of noting the significance of the relationship between an introducing broker-dealer and its customers: because "of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer *is able to verify its customers' beneficial ownership.*" *Hain Celestial* (emphasis added). We do not believe that the Staff intended to say in *Hain Celestial* that any and all proofs of share ownership submitted by an introducing broker are acceptable under Rule 14a-8(b). We believe that, when the reliability of the proof of share ownership is highly suspect and when a company cannot independently verify a proponent's share ownership information, the Staff may determine that the proponent has not met its burden under Rule 14a-8(b), even if the proof of ownership came from an introducing broker. Here, the likelihood, as established by the Handwriting Report, that Mr. Chevedden provided the Corporation Specific Ownership Information on a "form" letter, and the fact that the same executed form letter was used in connection with shareholder proposals submitted to at least eight other companies as shown by the October 12th Letters, is highly suspect and seriously calls into question whether any verification by DJF Discount Brokers actually occurred in connection with the preparation and submission of the DJF Letter. The DJF Letter does not unambiguously reflect verification of Mr. Steiner's beneficial ownership and is clearly distinguishable from the rationale underlying *Hain Celestial.*

---

3 The concern regarding the reliability of the DJF Letter exists even if the Proponent were ultimately to prove the accuracy of the information in the DJF Letter. For example, Rule 14a-8 does not permit a shareholder to establish proof of ownership by a sworn affidavit or court testimony. Rather, Rule 14a-8 requires, under these circumstances, written verification from *the record holder of the shares within the required time frames.*

4 The letter from DJF Discount Brokers provided to Hain Celestial does not exhibit the same evidence of completion by different hands and "form" letter attributes found in the DJF Letter.

Mr. Chevedden's handwritten entries on the DJF Letter destroy its reliability

The recent case involving Apache Corporation and a shareholder proposal submitted by Mr. Chevedden supports the Corporation's position that the DJF Letter is not satisfactory evidence of eligibility for purposes of Rule 14a-8(b)(2). *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In *Apache,* Mr. Chevedden initially provided Apache with a broker letter from Ram Trust Services ("RTS") purporting to confirm his ownership of shares of Apache. *Id.* at 730-31. Apache informed Mr. Chevedden that the letter from RTS was insufficient to confirm his current ownership of shares or the length of time that he had held the shares.[5] *Id* at 731. In response, Mr. Chevedden provided a letter from RTS as "'introducing broker' for the account of John Chevedden" that, like the earlier letter from RTS, purported to confirm Mr. Chevedden's ownership. *Id.* at 731-32. The Court found that the letters presented were not sufficient because the company had identified grounds for believing that the proof of eligibility was unreliable — there, that the submitting entity had misidentified itself as an introducing broker when it was not even a broker-dealer. *Id.* at 740.

Mr. Chevedden argued that the parenthetical statement in Rule 14a-8(b)(2) that the "'record' holder [of securities] is usually a bank or broker" meant that the letters from RTS, when combined with RTS' description of itself as an introducing broker, were sufficient proof of ownership. *Id.* at 734, 740. The Court explicitly rejected this interpretation of Rule 14a-8(b)(2), which "would require companies to accept *any* letter purporting to come from an introducing broker, that names a Depositary Trust Company ("DTC") participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions" as to proof of ownership. *Id.* at 740 (emphasis in original). The Court found that the letters "from RTS—an unregistered entity that is not a DTC participant—were" insufficient proof of eligibility for purposes of Rule 14a-8(b)(2), "*particularly when the company has identified grounds for believing that the proof of eligibility is unreliable.*" *Id.* at 741 (emphasis added). The Court did not find it necessary to get to the bottom of why the verifying entity misidentified itself as a broker-dealer in the process of helping Mr. Chevedden provide proof of the proponent's share ownership, holding simply that that misidentification, standing alone, destroyed the reliability of the purported proof of share ownership under Rule 14a-8(b).

Here, as in *Apache,* the Corporation believes that the proof of eligibility submitted by the Proponent raises significant questions as to its reliability. The clear evidence of Mr. Chevedden's handwriting in the completion of the Corporation Specific Ownership Information in the DJF Letter and the identical pattern of such conduct in the October 12th Letters destroys the reliability of the DJF Letter as verification from the 'record holder.' Also, as in *Apache,* DJF Discount Brokers is not a participant in DTC or a registered broker.[6] *Id.* at 740. Rule 14a-8(b)(2)(i) requires shareholder proponents to "prove [their] eligibility to the

---

5 In its response to Mr. Chevedden, Apache noted that the letter from RTS did not identify the record holder of the shares of Apache purported to be owned by Mr. Chevedden or include the necessary verification required by Rule 14a-8(b)(2). Id. At 731.

6 *See* Depositary Trust & Clearing Corp., DTC Participant Accounts in Alphabetical Sequence, *available at* http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. Based on information (i) on file with the Commission, (ii) available through the BrokerCheck service of the Financial Industry Regulatory Authority, Inc. ("FINRA") and (iii) appearing on DJF's website, it appears that DJF's parent company, R & R Planning Group Ltd, may be a registered broker. *See* FINRA BrokerCheck, *available at* http://www.finra.org/Investors/ToolsCalculators/BrokerCheck/. This situation is similar to the facts in *Apache,* where a subsidiary of RTS was a registered broker. *Apache,* 696 F. Supp. 2d at 740.

company." The Proponent has not done so and the Corporation submits that, in accordance with *Apache,* the Corporation is not required to accept a proposal when "there are valid reasons to believe [that the evidence of eligibility submitted by the shareholder] is unreliable." *Apache,* 696 F. Supp. 2d at 740.

Because the DJF Letter is insufficient verification of Mr. Steiner's ownership of shares of the Corporation for purposes of Rule 14a-8(b)(2)(i), the Corporation requests that the Staff concur with its view that it may exclude the Proposal from the Corporation's proxy materials pursuant to Rule 14a-8(b) and 14a-8(f)(1).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Staff by February 8, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7996 or, in my absence, Jennifer M. Hager at 847-402-3776. Thank you for your prompt attention to this matter.

Very truly yours,



Megan M. Pavich
Senior Attorney
Allstate Insurance Company

Copies w/enclosures to: Jennifer M. Hager
Kenneth Steiner
John Chevedden by e*** FISMA & OMB Memorandum M-07-16***xt business day delivery

Exhibit A

(The Proposal and related correspondence with the Proponent)

A-1	John Chevedden's e-mail of October 7, 2010, to Mary McGinn. The email attachment includes Kenneth Steiner's letter dated September 28, 2010, and his Proposal.
A-2	Email from Megan Pavich to John Chevedden dated October 12, 2010, containing a letter requesting documentation of Kenneth Steiner's ownership of Allstate shares.
A-3	Fax received from John Chevedden October 15, 2010, containing letter purporting to be from DJF Discount Brokers dated October 12, 2010.

Pavich, Megan (Law)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, October 07, 2010 12:53 PM
To: McGinn, Mary (Law Dept)
Subject: Rule 14a-8 Proposal (ALL)
Attachments: CCE00013.pdf

Dear Ms. McGinn,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas J. Wilson
Chairman of the Board
The Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062

Dear Mr. Wilson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/28/10
Date

cc: Mary J. McGinn <mmcginn@allstate.com>
Corporate Secretary
Phone: 847 402-5000
FX: 847-326-7524
FX: 847 326-9722

[ALL: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 67%-support to a 2010 shareholder proposal on this same topic. The Council of Institutional Investors <www.cii.org>, whose members have investments of $3 trillion, recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by ema*** FISMA & OMB Memorandum M-07-16 ***

Pavich, Megan (Law)

From: Pavich, Megan (Law)
Sent: Tuesdav. October 12, 2010 12:01 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Kenneth Steiner 14a-8 Proposal to The Allstate Corporation

Attachments: 101210 letter re eligibility.pdf

Dear Mr. Chevedden:
Please see the attached correspondence regarding Mr. Kenneth Steiner's 14a-8 proposal made to The Allstate Corporation.



101210 letter re eligibility.p...

Megan Pavich
Senior Attorney
Securities and Corporate Governance

Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062

Phone 847-402-7996
Fax 847-326-7524
Megan.Pavich@allstate.com



Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

October 12, 2010

VIA ELECTRONIC MAIL to *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received a letter from Mr. Kenneth Steiner dated September 28, 2010, on October 7, 2010, containing a proposal requesting that the "board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

We are requesting information regarding the following:

Eligibility

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Our records do not indicate that Mr. Steiner is a registered holder of Allstate common stock. SEC Rule 14a-8(b)(2)(i) requires that Mr. Steiner provide a written statement from the record holder of the shares verifying that as of October 7, 2010, he has continuously held the requisite amount of securities for a period of at least one year. Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter.

Please direct responses to my attention. If you should have any questions, my contact information is indicated below.

Regards,

Megan M. Pavich

Cc: Mr. Kenneth Steiner (via FedEx)

Allstate Insurance Company
2775 Sanders Road, Suite A3, Northbrook, IL 60062 847-402-7996 Megan.Pavich@allstate.com

Pavich, Megan (Law)

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, October 15, 2010 8:50 PM
To:	Pavich, Megan (Law)
Subject:	Verification Letter -(ALL)
Attachments:	CCE00004.pdf



CCE00004.pdf
(139 KB)

Dear Ms. Pavich,
Please see the attached Rule 14a-8 verification of stock ownership letter.
Sincerely,
John Chevedden
cc: Kenneth Steiner



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ISMA & OMB Memorandum M-07-16 held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2100 shares of Allstate Corp. (ALL); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/8/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Megan Pavich	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-326-7524	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit B

(Report of Arthur T. Anthony, certified forensic handwriting and document examiner)

Arthur T. Anthony, LLC

Certified Forensic Handwriting &
Document Examiner

P. O. Box 620420
Atlanta, Georgia 30362

(770) 338-1938
FAX (770) 234-4300

January 5, 2011

Megan Pavich, Esquire
Senior Attorney
Securities and Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, Illinois 60062

FEDERAL EXPRESS

Re: Handwriting Analysis

Dear Ms. Pavich:

On December 28, 2010, you submitted to me various photocopy documents for handwriting analysis. Basically, you requested that I examine the handprinting on a DJF Discount Brokers letter in an attempt at determining its authorship. I was supplied with various documents containing handwriting samples for comparison purposes. The following is a detailed description of the submitted documents and the results of my findings.

EXHIBITS:

I.

DJF Discount Brokers - Questioned Document

1. Photocopy DJF Discount Brokers letter, dated 12 October 2010, signed Mark Filiberto containing questioned handprinting. The questioned handprinting includes the entries "2100," "Allstate Corp.," and "3/8/00." Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

II.

DJF Discount Brokers – Authentic Letters

2. Photocopy DJF Discount Brokers letter, dated 2 November 2009, containing handprinted entries for NYSE Euronext and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

3. Photocopy DJF Discount Brokers letter, dated 13 November 2009, containing handprinted entries for CVS Caremark Corp., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

4. Photocopy DJF Discount Brokers letter, dated 13 November, 2009, containing handprinted entries for Intel Corp., and signed Mark Filiberto.

5. Photocopy DJF Discount Brokers letter, dated 13 November, 2009, containing handprinted entries for International Paper Co., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

6. Photocopy DJF Discount Brokers letter, dated 23 November, 2009, containing handprinted entries for Liz Claiborne, Inc., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

7. Photocopy DJF Discount Brokers letter, dated 23 November, 2009, containing handprinted entries for Merck & Co., Inc., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

8. Photocopy DJF Discount Brokers letter, dated 30 November, 2009, containing handprinted entries for Honeywell Intl Inc., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

9. Photocopy DJF Discount Brokers letter, dated 3 December, 2009, containing handprinted entries for SGP and signed Mark Filiberto.

10. Photocopy DJF Discount Brokers letter, dated 9 November, 2009, containing handprinted entries for Time Warner Inc., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

11. Photocopy DJF Discount Brokers letter, dated 6 January, 2010, containing handprinted entries for King Pharmaceuticals Inc., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

12. Photocopy DJF Discount Brokers letter, dated 13 January, 2010, containing handprinted entries for Staples Inc., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

13. Photocopy DJF Discount Brokers letter, dated 20 April, 2010, containing handprinted entries for Symantec Corp., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

14. Photocopy DJF Discount Brokers letter, dated 23 April, 2010, containing handprinted entries for Del Monte Foods Co., and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

15. Photocopy DJF Discount Brokers letter, dated 5 May, 2010, containing handprinted entries for News Corp Class B and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

16. Photocopy DJF Discount Brokers letter, dated 25 June, 2010, containing handprinted entries for Hain Celestial Group and signed Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

17. Photocopy DJF Discount Brokers letter, dated 24 September, 2010, containing handprinted entries for Alcoa Inc., and signed Mark Filiberto.

III.

John Chevedden – Known Standard Handwriting

18. Facsimile copy letter, dated May 16, 2002, to Ms. Smith, bearing the known standard handwriting and signature of John Chevedden.

19. Manila envelope date stamped January 14, 2003, addressed to "Mr. Edward Liddy" bearing the known standard handwriting of John Chevedden.

20. Manila envelope postmarked February 4, 2004, addressed to "Mr. Edward Liddy" bearing the known standard handwriting of John Chevedden.

21. Manila envelope postmarked February 19, 2004, addressed to "Mr. Edward Liddy" with accompanying two-page photocopy letter, dated February 7, 2004, bearing the known standard handwriting and signature of John Chevedden.

22. Manila envelope postmarked February 24, 2004, addressed to "Mr. Edward Liddy" with accompanying two-page photocopy letter, dated February 14, 2004, bearing the known standard handwriting and signature of John Chevedden.

REQUESTS:

A. Whether the person who prepared the handprinting on Exhibits 2 through 17 also prepared the handprinting on the Exhibit 1 DJF letter.

B. Did John Chevedden prepare any of the questioned handprinting on the Exhibit 1 DJF letter?

FINDINGS:

The bases for my opinions, in this matter, as with all matters in which I analyze writing, are that I examine the writing, I compare the writing, I evaluate the writing and, finally, I verify that my observations are correct.

In theory, handwriting is identifiable due to the fact that no two people write exactly alike. This is a simplified way of stating "the theory of uniqueness" which is that that all individuals are unique and, therefore, the factors which go into the production of our writing, such as eye hand coordination, our motor skills, and our neural system are all individually attributable to us.

Based on the foregoing, individuals impart certain idiosyncrasies in the form of habit patterns in handwriting. These habits are unconscious and manifest themselves in the form of size, skill, slant, speed, pressure patterns, spacing, letter designs, connecting strokes, placement to the line of writing, height relationships between letters, line quality, retraced strokes, initial or beginning strokes, and terminal or ending strokes. These habit patterns identify an individual as the writer of a particular signature or writing.

It is my professional opinion, after examination and comparison of the above outlined documents, that the handprinted date and the handprinted names Kenneth Steiner on the Exhibit 1 DJF letter were prepared by the same person who prepared the handprinting on the DJF Discount Brokers authentic letters, Exhibits 2 through 17.

Further comparisons reveal that John Chevedden prepared the "2100" shares entry, the "Allstate Corp.," entry and the "3/8/00" date entry on the questioned Exhibit 1 DJF letter.

Excellent agreement was noted in numerals, letter designs, height relationships among letters, size, skill, placement to the printed line of writing, and punctuation between the questioned handprinted entries on Exhibit 1 and the known standard writing of John Chevedden. Based on the foregoing observations, it is my opinion that John Chevedden prepared the questioned handprinted entries on the Exhibit 1 DJF questioned letter.

REMARKS:

A curriculum vitae outlining my experience in the field of forensic document and handwriting examination is enclosed.

The opinions expressed in my report are based on my knowledge, skill and experience as a certified forensic document examiner in the field of forensic document examination and handwriting analysis that is more completely set forth in my curriculum vitae that is attached to my report.

The above findings are demonstrable through an enlarged illustrative chart. If testimony is required, please allow sufficient time for the necessary preparations, usually two to three weeks.

All submitted documents are being returned by Federal Express with this report.

Respectfully,



Arthur T. Anthony

Enclosures

Arthur T. Anthony

Certified Forensic Handwriting and Document Examiner

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

A practice concerning the forensic examination of questioned documents, the scope of which, but is not limited to, the examination of signatures and other writings for the purpose of determining the origin or authenticity of questioned documents. In addition, the field also includes the non-destructive examination of inks, medical records, paper, obliterations, alterations, interlineations, wills, codicils, deeds, and contracts for the purpose of authentication of disputed documents.

1971	Received Bachelor of Science degree from Central Missouri State University, Warrensburg, Missouri
1972 through 1974	United States Army
1974 through 1978	Federal Bureau of Investigation - Computer and Laboratory Divisions
1978 through 1981	Illinois Department of Law Enforcement - State Crime Laboratory
1981 to 2009	Georgia Bureau of Investigation - State Crime Laboratory. Chief Forensic Document Examiner & Manager of Questioned Documents and Forensic Imaging Section

BACKGROUND:

Initial training in the examination of questioned documents began in 1976 at the FBI Laboratory in Washington, D.C. Worked in the capacity of a Physical Science Technician in the Document Section of the Laboratory Division. Affiliation with the FBI Lab lasted for two and one half years. Subsequently, accepted a position as a Document Examiner for the Illinois Department of Law Enforcement where my professional training continued under the direction of the Chief Document Examiner for that State Crime Laboratory System. Associated with the Illinois Department of Law Enforcement, Crime Laboratory System for approximately three years.

Retired Chief Forensic Document Examiner and Manager of the Questioned Documents and Forensic Imaging Section of the Georgia Bureau of Investigation, Division of Forensic Sciences. (Georgia State Crime Laboratory)

Conducted many thousands of examinations and comparisons, involving numerous pieces of documentary evidence in the course of my thirty plus years of experience.

QUALIFICATIONS/CERTIFICATIONS:

Have qualified to testify as an expert in federal and state courts, commission and arbitration hearings, mediations, administrative hearings, ***Federal Daubert Hearings,*** as well as medical peer review boards in Illinois, Georgia, Florida, Tennessee, Alabama, Pennsylvania, California, and South Carolina, concerning questioned document problems. I have provided expert testimony at trial, hearings and at depositions in excess of three hundred and fifty times.

Certified by the American Board of Forensic Document Examiners since 1984, a national organization which attests to the competency of individuals engaged in the examination of questioned documents. ***Note that this is the only forensic document examination certification board recognized by the federal court system.***

Member and past chairman of the document section of the American Academy of Forensic Sciences. Member of the American Society of Questioned Document Examiners. Presented papers at annual conferences of both organizations as well as published in ***the Journal of Forensic Sciences,*** the official publication of the American Academy of Forensic Sciences a peer reviewed journal. Maintain membership in the International Association for Identification and the Southeastern Association of Forensic Document Examiners (SAFDE). ***Charter member and initial membership chair of SAFDE.***

During the course of the last thirty-plus years, have attended many workshops, seminars, testing, and training offered by professional, corporate, governmental, and international organizations.

LECTURES:

Lectured regarding forensic document examination at community colleges in Illinois and Georgia, the Georgia Public Safety Training Center, for bank security officers, State of Georgia Association of Voter Registrars, the Georgia Criminal Defense Lawyers' Association, FBI Questioned Document Training Seminar, Quantico, Virginia (1990), the annual meetings of the Georgia Trial Lawyers Association and Prosecuting Attorney's Counsel, and the Atlanta Chapter of Legal Nurses, FBI 2nd International Symposium, and the Georgia Shorthand and Court Reporters Association. Past faculty member of Professional Education Systems Institute and Lorman Education Services both providing CLE seminars to the legal community.

Guest lecturer at the Federal Bureau of Investigation's 2nd International Symposium on The Forensic Examination of Questioned Documents, Albany, New York, June 1999.

PUBLICATIONS/PAPERS:

[1] "The Erasable Ball Point Pen-Some Observations," presented at the annual meeting of the Illinois Chapter of the International Association for Identification, 1979.

[2] "Examination of Magnetic Ink Character Recognition Impressions," Presented at the 35th annual conference of the American Academy of Forensic Sciences, Cincinnati, Ohio, February 1983 and subsequently published in the *Journal of Forensic Sciences*, Vol. 29, No. 1, January 1984.

[3] "D'Nealian: A New Handwriting System?," presented at the annual conference of the American Society of Questioned Document Examiners, Nashville, Tennessee, September 1984.

[4] "Comparison of Modern Typestyles," Presented at the 37th annual conference of the American Academy of Forensic Sciences, Las Vegas, Nevada, February 1985. Published in the *Journal of Forensic Sciences*, Vol. 31, No. 2, April 1986.

[5] "Analysis of Typeface Alignment in Electronic Typing Systems," presented at the annual meeting of the American Society of Questioned Document Examiners, Savannah, Georgia, September 1986.

[6] "Examination of Unaccustomed Hand Signatures," presented at the annual conference of the American Academy of Forensic Sciences, Philadelphia, Pennsylvania, February 1988.

[7] "Letter Quality Impact Printer Hammer Impressions," presented at the International Association of Forensic Sciences, Vancouver, British Columbia, Canada, August 1987. Subsequently published in the *Journal of Forensic Sciences*. Vol. 33, No. 3, March 1988.

[8] "90 Degrees North? Examination of Journal No. 1 1909," A report on the examination of the original Arctic Journal of Robert Edwin Peary at the National Archives, Washington, DC. A paper presented at the 47th annual meeting to the American Society of Questioned Document Examiners, Washington, DC, August 1989. Subsequently published in the *Journal of Forensic Sciences*, Vol. 36, No. 5, September 1991.

[9] "An Unusual Software Font." Presented at the annual conference of the American Society of Questioned Document Examiners, Lake Buena Vista, Florida, August 1991.

[10] "Analysis of Modern Non-Impact Printing Systems." A paper presented at the 45th annual conference of the American Academy of Forensic Sciences, Boston, Massachusetts, February 1993.

[11] "The Role of Document Examination in the Aftermath of Flooding in Georgia During the Summer of 1994." A paper presented at the annual conference of the American Society of Questioned Document Examiners, Chicago, Illinois, August 1995.

[12] "The Source of Significant Typeface Defects on Electronic Typewriter Printwheels," A lecture presented at the Federal Bureau of Investigation's 2nd International Symposium on The Forensic Examination of Questioned Documents, Albany, New York, June1999. A condensed version published in the FBI Web based Journal ***Forensic Science Communications.***

[13] Back to Basics column of interesting and questionable patterns. Published in the *Journal of Forensic Identification*. Vol. 50, No. 4, July/August 2000.

[14] "A Software Tool for Line Quality Determinations," A paper presented at the 52nd Annual Meeting of the American Academy of Forensic Sciences, Reno, Nevada, February 2000.

[15] "A Validation Study Concerning the Axiom That No Two Homogenous Signatures Can be Identical in all Respects," A paper presented at the International Association of Forensic Sciences conference, June 2000, Los Angeles, California

[16] "A Software Program for Line Sequence and Line Quality Determinations: A Progress Report," A paper presented at the 58th Annul Conference of the American Society of Questioned Document Examiners, Ottawa, Ontario, Canada, August 2000.

[17] "A Compendium of Defects from Non-Impact Printing Systems," A paper presented at the Annual Meeting of the American Academy of Forensic Sciences, Seattle, Washington, February 2001.

[18] "Validation Study of Measurement of Internal Consistencies Software (MICS) as it relates to Line Sequence and Line Quality Determinations in Forensic Document Examination," a paper presented at the Annual Meeting of the American Academy of Forensic Sciences, February 2002.

[19] "An Esoteric Technique Useful in the Identification of Unidentified Remains from the Examination of Faded, Illegible Hospital Identification Wristbands," published in the *Journal of Forensic Sciences*, Vol. 48, No. 4, July 2003.

[20] "Forensic Document Examiner Involvement in Medico-Legal and Other Non-Traditional Document Issues" A paper presented at the annual meeting of the American Society of Questioned Document Examiners, Baltimore, Maryland, August 2003.

[21] "Is Penmanship Dead? Tablet PCs and Their Impact on Forensic Document Examination" a paper presented at the annual meeting of the Southeastern Association of Forensic Document Examiners, Atlanta, Georgia, April 2004.

[22] "Image Processing Method Purported to be Useful in the Detection of Image Manipulation" a paper presented at the annual meeting of the American Academy of Forensic Sciences, San Antonio, Texas, February 22, 2007.

[23] "Digital Paper: Fad, Flop or the Future? A paper presented at the annual meeting of the American society of Forensic Document Examiners, Boulder, Colorado, August 16, 2007.

[24] "Conversion of a Digital Single Lens Reflex Camera to Infrared. A paper presented at the annual meeting of the Southeastern Association of Forensic Document Examiners, April 24, 2010.

The following is a list of cases in which I recall giving testimony at trial, hearings or through deposition for the last four plus years:

02/01/99	State of Georgia v. Alcindor Fortson, Oconee County Superior Court Case No. 98-CR-235B-S
02/23/99	State of Georgia v. Berry Freeman, Clayton County Superior Court Case No. 98-CR021436
03/18/99	Michael L. Kelly, individually and by next friends Pat Kelly and James P. Kelly v. John C. Rochester, M.D., et al., Circuit Court For Knox County, Tennessee, Civil Action File No. 2-608-96, Deposition, Atlanta, Georgia
04/14/99	State of Georgia v. Marilyn Gail Stutsman, Morgan County Superior Court
05/27/99	State of Georgia v. Margaret Ann Brown, Walker County Superior Court, Case No. 18621
09/23/99	State of Georgia v. Lawrence Chinnery, Cherokee County Superior Court Case No.: 99-CR-000441
09/28/99	State of Georgia v. Donnie Jeff Manning, Macon County Superior Court Case No.: 97R-211
10/12/99	S. M. Bishop v. Phillip Lawson, et al., Deposition, Atlanta, Georgia Case No.: 99V0240
01/20/00	The Estate of James W. Lovett, Fulton County Georgia, Probate Court Arrington & Hollowell File No. 99-145
02/03/00	S. M. Bishop v. Phillip Lawson, et al. Continuation of Deposition, Atlanta, Georgia, Case No.: 99V0240
03/09/00	State of Georgia v. Frank Schwindler, Chatham County Superior Court Case No.: CRN-990202063A
05/05/00	State of Georgia v. Michael J. Gilson, Hall County Superior Court Case No.: 1999CR001364A
06/12/00	State of Georgia v. Ramon E. Ferguson, Columbia County Superior Court Case No.: 199900704, Indictment #99CR259
07/13/00	Fletcher Florence v. Oak Manor Nursing Home, Muscogee County Superior Court, Civil Action File No. SU97CV-4233, Deposition, Atlanta, Georgia
07/26/00	Fletcher Florence v. Oak Manor Nursing Home, Muscogee County Superior Court Civil Action File No. SU97CV-4233
10/04/00	S. M. Bishop v. Phillip Lawson, et al., Carroll County Superior Court Case No.: 99V0240
04/30/01	State of Georgia v. Michael Tony Cooper, Hall County Superior Court
05/08/01	State of Georgia v. Jonathan Lee Evans, Whitfield County Superior Court
05/18/01	Sysco Foods of Atlanta v. Robert McNeill, Gwinnett County State Court, Deposition, Atlanta, Georgia, Civil Action File No.: 99-C-6414-3
07/11/01	State of Georgia v. Tracy Fortson, Madison County Superior Court Case No.: 00-MR-141-T
08/15/01	Windsor Door, Inc., v. Mike's Overhead Door, Inc., and Mike Ratteree, Bibb County State Court, Civil Action File No. 47488
08/28/01	Margaret C. Griffin, as personal Representative of the Estate of Daniel V. Griffin v. American General Life, in the Circuit Court of the Thirteenth Judicial Circuit, Hillsborough County, Tampa, Florida, Case No.: 95-410, Division "H"
10/22/01	Elaine Gill v. The Medical Center of Central Georgia, Bibb County Superior Court, Case No. 98-CV-2686
11/09/01	United States of America v. Terry Wayne Kirby, United States District Court, Northern District of Georgia, Atlanta, Daubert Hearing, Criminal Action File No. 1:01-CR-642-JTC
11/12/01	State of Georgia v. Rico Teasley, Clarke County Superior Court, Case No. SU98CR0371
11/30/01	Roberta L. Brown, et al. v. Benjamin S. Brown, M.D., et al., Upson County Superior Court, Civil Action File No. 00-V-316, Deposition, Covington, Georgia
12/18/01	United States of America v. Terry Wayne Kirby, United States District Court, Northern District of Georgia, Atlanta, Daubert Hearing continuation, Criminal Action File No. 1:01-CR-642-JTC
02/08/02	Premier Holidays International, Inc., et al. v. First Union Bank, United States District Court, Northern District of Georgia, Deposition, Atlanta, Georgia, Civil Action File No. 1:0CV-91-ODE
03/28/02	State of Georgia v. Shanda Poorbaugh, Rockdale County State Court

09/26/02	Omega Research and Dev., Inc., v. Urim Corp., United States District Court Northern District of Georgia, Atlanta, Civil Action No. 1:01 CV-2011, Deposition, Atlanta, Georgia
10/25/02	Premier Holidays International, Inc., et al. v. First Union Bank, United States District Court, Northern District of Georgia, Atlanta, Civil Action File No. 1:0CV-91-ODE
10/29/02	State of Georgia v. George R. Grinstead, Toombs County Superior Court, Case No.: 1CR00291
12/11/02	State of Georgia v. Michael Roberts, Houston County Superior Court Case No. 2002-C-28854
12/20/02	The Estate of Bobby Brown, Jr., DeKalb County Probate Court Estate No.: 2001-0659
01/13/03	North Grading v. St. Paul Fire & Marine Insurance Co. United States District Court, Northern District of Georgia, Newnan Division, Civil Action No. 3:02-CV-103-JTC
02/05/03	State of Georgia v. Marcus Dixon, Fulton County Superior Court Indictment No. 01SC12278
02/10/03	Chester Porter Moss and James Hargrove v. Crawford and Company United States District Court, Western District of Pennsylvania, Pittsburgh Case No. 98 -1350
06/18/03	State of Georgia v. Kenya (NMN) Davis, DeKalb County Superior Court, Case No.: 02-CR-3436
07/10/03	State of Georgia v. Kameron Bernard Kelsey, Bibb County Superior Court, Case No.: M01048138
08/07/03	State of Georgia v. Brandon Dekil Tarver, Washington County Superior change of venue to Toombs County, Case No.: 00CR00078
09/04/03	Heritage Financial, Inc. v. Martin Lysaght and James Quay, Fulton County Superior Court, Civil Action File No.: 2002CV5645
11/18/03	U. S. v. William Emmett LeCroy, Jr., Criminal Action No. 2:02-CR-38 Daubert Hearing, Northern District of Georgia, Gainesville Division
02/25/04	U. S. v. William Emmett LeCroy, Jr., Criminal Action No. 2:02-CR-38 Northern District of Georgia, Gainesville Division
03/01/04	State of Georgia v. Janice Marie Carlisle, Case No. 97-B-0731-1, Gwinnett County Superior Court
03/22/04	U. S. v. Debra B. Woodard, et al. Case No. 1:03-CR-498-3TC, Federal District Court for the Northern District of Georgia, Atlanta, Division
03/23/04	U. S. v. Debra B. Woodard, et al. Case No. 1:03-CR-498-3TC, Federal District Court for the Northern District of Georgia, Atlanta, Division District of Georgia, Atlanta, Division
03/25/04	State of Georgia v. Tracey Fortson Case No.: 00-MR-141-T, Madison County Superior Court, Change of Venue to Effingham County Superior Court
04/20/04	State of Georgia v. Donnie Allen Hulett Case No.: 02CR20595 Walker County Superior Court
05/18/04	Jeff Houston v. Daniel Leon Prather, Case No.: 2003CV-554-S, Polk County Superior Court
07/20/04	Patterson, Perry (for Betty Flora Patterson,) et al. v. Life Care Centers of America, Inc., et al. – Civil Action File No. 02-A93670-3, deposition, Atlanta, Georgia
08/25/04	State of Georgia v. Dustin (Dusty) Mitchel Utz, case No.: 04-CR-000317 Cherokee County Superior Court
08/30/04	Judith K. Jaques, et al. v. Georgia Baptist Health Care System, Inc., Civil Action File No.: 03VS047245E, Deposition, Atlanta, Georgia
10/25/04	Destiny Hammock, et al v. John G. Ricketson, M.D.; Civil Action File No.: 03SCV0504, Deposition Marietta, Georgia
11/08/04	Deborah Johnson, as Personal Representative of the Estate of Pamela Demetra Stegall, et al. v. Jasmine Jeffers, M.D., and Cumberland Obstetrics, et al. State Court of Fulton County; CAFN 03VS043698F, Deposition, Duluth, Georgia
12/07/04	Ulysses Simmons, Jr., et al. v. Baptist Village, Inc., et al Superior Court of Bibb County; Civil Action File No.: 01CV13737, Deposition, Duluth, Georgia
04/12/05	Toccoli v. The Roane Estate, Deposition, Gainesville, Georgia

08/09/05	Thomas Read v. Life Care Centers of America, Inc., et al. Circuit Court of the 10th Judicial Circuit in and for Polk County, Florida, Case No.: 53-2003 CA-003165, deposition, Atlanta, Georgia
08/26/05	Charles R. McNutt, Jr. and Lynda McAfee, as Administrators of the Estate of Charles McNutt, Sr., v. Jane Benson, Civil Action File No. 03-CI-196, Murray County, deposition, Calhoun, Georgia
08/29/05	John T. Shirley, as Administrator of the Estate of Jeannie Rebecca Campbell et al. v. Life Care Centers of America, Inc., d/b/a Life Care Center of Gwinnett, et al. Civil Action File No.: 2005CV95894, deposition, Atlanta, Georgia
09/20/05	The Estate of B. E. Freeman, Probate Court, Bainbridge, Georgia
10/11/05	Charles R. McNutt, Jr., and Linda McAfee Administrator of the Estate of Charles R. McNutt, Sr., V. Jane Benson Civil Case No.: 03-CI-196, Murray County Superior Court, Chatsworth, Georgia
10/28/05	Lonell Robinson, Representative of the Estate of George Robinson v. Manor Care, Inc., f/n/a HCR Manor Care, Inc., et al, Civil Action File No.: 03-C-540K, In the Circuit Court of Raleigh County, West Virginia, deposition, Atlanta, Georgia
11/29/05	State of Georgia v. Winston Pressley Reid, et al Case #: 2005C00510, Columbia County, Evans, Georgia
01/18/06	Estate of Myrlean Chambers Hicks, Estate No.: 19442, Floyd County Probate Court, Rome, Georgia
03/02/06	State of Georgia v. James Vincent Sullivan, Fulton County Superior Court, Atlanta, Georgia
08/02/06	Katina Hall, individually and as Mother, and Guardian of Kimora Edwards, a minor child v. Suwannee Pediatrics, et al. State Court of Gwinnett County Civil Action File No.: 02-C-10019-4, deposition, Atlanta, Georgia
08/08/06	Katina Hall, individually and as Mother, and Guardian of Kimora Edwards, a minor child v. Suwannee Pediatrics, et al. State Court of Gwinnett County Civil Action File No.: 02-C-10019-4
08/09/06	State of Georgia v. Timothy Whitley, Fulton County Superior Court, Case No. 02SC07001
09/12/06	In Re: Estate of Martha Ann Bishop, Estate No.: 06-52,Union County Probate Court, Blairsville, Georgia
09/13/06	Robert F. Wright, Jr., Cecil Herbert Barnes, Jr., et al v. Sherry T. Barnes, et al In Re: Estate of Cecil H. Barnes, Sr., The Court of Common Pleas for Aiken County, Aiken, South Carolina, Case No.: 2005-CP-02-38
10/12/06	Robert Steven Dysart and Debbie J. Dysart v. Cartersville Medical Center, et al Civil Action File No.: 05A4964-1, Deposition, Atlanta, Georgia
10/31/06	Lawrence William Lee v. William Terry, Warden, Georgia Diagnostic Prison, Superior Court Butts County, State of Georgia Case No.: 89-V-2325, Deposition, Decatur, Georgia
11/16/06	State of Georgia v. Scott Davis, Fulton County Superior Court, Atlanta, Georgia, Case No.: 05SC37460
12/05/06	Kimberly Mullins and Timothy J. Mills, Jr., as Co-Personal Representatives of the Estate of Timothy J. Mills, Sr., Deceased v. Ronald S. Sills, M.D., et al In the Circuit Court of the 18th Judicial Circuit, Brevard County, Florida Case No.: 05-2003-CA-044050, Deposition, Atlanta, Georgia

01/24/07 State of Georgia v. Koby Karuzis, In the Juvenile Court of Gwinnett County Case Number: 06-4358

03/02/07 Charles M. Thomas v. Birmingham Budweiser Distributing Company, Inc., The Northern District of Alabama, Birmingham, Alabama, Evidentiary Hearing. Case No. CV07-BE-0021-S

03/27/07 State of Georgia v. Kenneth L. Johnson, Case No.: 05-R-110, Grady County Superior Court

05/17/07 State of Georgia v. Sunday Stokes, Case No.: 06-CR-0055S, Treutlen County Superior Court, Probation Revocation Hearing

07/06/07 Charmaine Zawila, et al v. Sovereign Healthcare of Metrowest, et al, Deposition, Orlando, Florida

08/02/07 State of Georgia v. Leonard Smith, Dooly County Superior Court, Vienna, Georgia Case No.: 07DR-002

09/24/07 State of Georgia v. Stacey Ina Humphreys, Glynn County Superior Court, Brunswick, Georgia, Change of venue from Cobb County, Case No. 04-0673

10/09/07 State of Georgia v. Brian Bookins, Baldwin County Superior Court, Milledgeville, Georgia, Case No. 06-CR-06-CR-45776

12/11/07 Ford v. Ford, Gwinnett County Georgia State Court

02/27/08 Deonarine Chabdeo v. On time Staffing, LLC Case New Holland, Inc., Caterpillar Logistics Services, Inc., and John Doe 1-3, Civil Action File 2007EV001678B, Deposition, Atlanta, Georgia

03/04/08 Owen, et al v. Lockwood, et al, Civil Action File No.: 05CV00876, Superior Court Catoosa County, Georgia

06/23/08 State of Georgia v. Chiman L. Rai, Fulton County Superior Court, Indictment No.: 06SC48640

06/27/08 Na'im Harris, et al v. Ngoc Hai Le, D.O., et al Civil Action No.: 1030920F, Chatham County State Court, Deposition, Hinesville, Georgia

08/19/08 U. S. v. Kala Dennis, Case No.: 2:07cr101MEF, United States District Court for the Middle District of Alabama

09/17/08 Eugene Vincent Soden, III, and Deborah Marie Soden Rowe, Individually and as Administrator of the Estate of Eugene Vincent Soden, Jr. v. Scottrade, Inc., et al FINA Arbitration No.: 07-03133 Case No.: 2007CV131944

11/18/08 State of Georgia v. Judith Hurt Whitmire, Rabun County Superior Court, Case No: 08CR001C

12/08/08 Jeffrey and Kaoula Harris v. Pizza K, Inc., Peixoto & Candido, Inc., and Francisco Ferreira; State Court of DeKalb County; Civil Action File No.: 08A86177-1; Deposition, Marietta, Georgia

12/09/08 Tri-South Development Properties, Inc., et al v. Valleyfield Finance, LLC, et al; Civil Civil Action File No.: 07-CV-3780-W, Deposition, Lawrenceville, Georgia

12/30/08 PL Napa / JC Investments Partnership v. 1221 Second Street, LLC, et al Deposition, Los Angeles, California

01/02/09 James A. Adams v. Dena Eaves McClain, Superior Court Elbert County, Civil Action No.: 06-EV-100J, Deposition, Danielsville, Georgia

01/26/09 James A. Adams v. Dena Eaves McClain, Superior Court Elbert County, Civil Action No.: 06-EV-100J, Elbert County Superior Court, Elberton, Georgia

02/11/09	Donald Wright, et ux, v. The Rymland Group, et al., Civil Action Case No.: 05-CV-3298, Hearing, Superior Court Cherokee County
03/09/09	Christie Hartwell, as Administratrix, of the Estate of Bonnie Donohue v. Northside Hospital, et al Civil Action File No.: 06EV001297-F, Deposition, Atlanta, Georgia
03/10/09	Wertz v. Allen, Civil Action File No.: 07CV46445, Deposition, Fayetteville, Georgia
04/29/09	Rejesh Patel and Mukesh Patel v. Nick's Hotels, LLC and Naresh A. Patel, Deposition, Atlanta, Georgia. Superior Court of Gwinnett County, CAFN 07-A-11241-9
05/20/09	Lee Jaraysi v. Judy Miller, individually, and in her capacity as President of American Note Investment, Inc., et al. Fulton County Superior Court Civil Action File No: 2007-CV-136309
07/07/09	American Home Equity Corporation v. Fidelity National Title Insurance Company; Civil Action File No.: 2008 CV 153208, Fulton County Superior Court, Deposition, Atlanta, Georgia
09/31/09	Linda Hawkins, as Surviving Spouse and Administrator of the Estate of Rodney Hawkins, Deceased v. Ruby Tuesday, Inc., a Georgia Corporation; Civil Action File No.: 2006EV001256E; Deposition, Atlanta, Georgia
09/10/09	Sam Payne, as Executor of the Estate of George Oscar (Van) Oscar Morris v. Alberta Morris Lewis. Gordon County Superior Court, Calhoun, Georgia Civil Action File No.: 07CV49662
12/15/09	Linda Hawkins, as Surviving Spouse and Administrator of the Estate of Rodney J. Hawkins, Deceased v. Ruby Tuesday, Inc., a Georgia Corporation. Clayton County State Court, Civil Action File No.: 2008CV12596C
12/16/09	Terry R. Becham v. Lendmark Financial Services, Inc. Superior Court of Houston County. Civil Action File No.: 2007-V-86996-K
02/18/10	Phillips v. Phillips, Jasper County Superior Court
04/08/10	State of Georgia v. Michael Harvey, Fulton County Superior Court, Ind. No. 08SC66467
07/14/10	Raj Goel, Individually and as the Administrator of the Estate Of Anita Goel, Deceased, v. Man Mohan Gupta, M.D., Ellis Wayne Evans, M.C., and Ellis W. Evans, Sr., M.D., F.A.C.S., P.C., Bibb County State Civil Action File: 64877. Deposition, Atlanta, Georgia
07/27/10	Alan H. Jones v. Michelle M. Jones, Dougherty County Superior Court, Civil Action File No.: 07-CVD-2457-2
09/23/10	Gwinnett Community Bank v. International Hospitality, LLC, Ramesh Amin, William Brooks, et al. Civil Action File No.: 09-C-13437-I, Deposition, Atlanta, Georgia
10/26/10	Glenda a. Ridgeway v. Gary Toles and terry Toles, Superior Court of Floyd County, Civil Action File No: 09CV01095JFL002

Exhibit C

C-1	Envelope received by the Corporation from Mr. Chevedden in 2003
C-2	Envelope received by the Corporation from Mr. Chevedden in 2004
C-3	Envelope received by the Corporation from Mr. Chevedden in 2004
C-4	Envelope received by the Corporation from Mr. Chevedden in 2004
C-5	Letter addressed to Katherine Smith from Mr. Chevedden in 2002

P00 1912
90278



GEORGIA
37 USA

Mr. Edward Liddy
Chairman
Allstate Corp.
2775 Sanders Rd
Northbrook, IL 60062

RECEIVED
JAN 14 2003
E.M. KALAIDJIAN

PX 1992
90278



Mr. Edward Liddy
Chairman
Allstate Corp
2775 Sanders Rd
Northbrook, IL 60062



PoB 1992
90278


3c USA
4 FEB 2004
2004

Mr Edward Liddy
Chairman
Allstate Corp.
Allstate Plaza
2775 Sanders Rd.
Northbrook, IL 60062

P.O.B 1992
90278


3c USA
2004

Mr. Edward Liddy
Chairman
Allstate Corporation
Allstate Plaza
2775 Sanders Rd.
Northbrook, IL 60062

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

PH & FX
*** FISMA & OMB Memorandum M-07-16 ***

May 16, 2002

FX: 847/402-2343, 2351, 326-9722
PH: 847/402-2343

Ms. Katherine Smith
Assistant Counsel
Allstate Corp

Dear Mr. Smith,

If I do not attend the annual meeting, do not come forward during the annual meeting and/or do not make any required shareholder proposal presentation at this meeting I hereby designate Reyna Carbajal and/or the designee or substitute of this person with full power of substitution to represent me as agent in making the Federal Securities Law §240.14a-8 mandated presentation of the ballot item Rule 14a shareholder proposals and/or any Rule 14a shareholder proposal, or other proposals if applicable, and in all other shareholder matters at the 2002 annual meeting in the same manner as I could myself. This is consistent with the company 2002 annual meeting proxy booklet and/or materials. In next priority, a person at the annual meeting who believes the proposal(s) should be presented, is then designated.

This is to respectfully request that the company extend every courtesy to allow and facilitate the presentation mandated by Federal Securities Law Rule 14a-8. Also for the company to advise and alert immediately the undersigned by telephone and facsimile if there is any question on enabling this full power, in order to meet the Rule 14a mandated presentation of shareholder proposal and/or proposals.

Sincerely,

John Chevedden

cc:

Exhibit D

(Additional DJF Discount Broker letters dated October 12, 2010)

D-1 DFJ Discount Brokers letter regarding Kenneth Steiner ownership of Abbott Laboratories

D-2 DJF Discount Brokers letter regarding Kenneth Steiner ownership of Alcoa Inc.

D-3 DJF Discount Brokers letter regarding Kenneth Steiner ownership of American Express Company

D-4 DJF Discount Brokers letter regarding Kenneth Steiner ownership of Brisol-Myers Squibb Company

D-5 DJF Discount Brokers letter regarding Kenneth Steiner ownership of Citigroup Corp.

D-6 DJF Discount Brokers letter regarding Kenneth Steiner ownership of Fortune Brands

D-7 DJF Discount Brokers letter regarding Kenneth Steiner ownership of Motorola Inc.

D-8 DJF Discount Brokers letter regarding Kenneth Steiner ownership of Verizon Communications Inc.



DJF

DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of Abbott Laboratories (ABT); having held at least two thousand dollars worth of the above mentioned security since the following date: 2/8/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▸
To John Berry	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 847-938-9492	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07-16 held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5700 shares of Alcoa Inc. (AA); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/18/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Donna Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # FISMA & OMB Memorandum M-07-16 ***
Fax # 212-836-2807	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted] held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of American Express Co. (AXP); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/22/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-15-10 / # of pages ▸
To Carol Schwartz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16 ***
Fax # 212-640-0135	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 3200 shares of Bristol Meyers Squibb (BMY); having held at least two thousand dollars worth of the above mentioned security since the following date: 7/2/96, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▸
To Sonia Vora	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 609-897-6217	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 8088 shares of Citigroup Inc. (C); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/19/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Shelley Dropkin	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # [redacted]	
Fax # 212-793-7600	Fax #	

Exhibit C



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 700 shares of Fortune Brands Inc. (FO); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/24/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Mark Roche	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-484-4490	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, LLC account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5000 shares of Motorola Inc. (MOT); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/12/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▸
To Michelle Werner	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-576-3628	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ________, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1809 shares of Verizon Communications Inc. (VZ); having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▸
To Mary Louise Weber	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 908-696-2068	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323